UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8 - 68539

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2013** AND ENDING **DECEMBER 31, 2013**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

FINANCIAL PRODUCTS, LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

1140 BROADWAY, SUITE 1606

(City)	(State)	(Zip Code)
NEW YORK	**NY**	**10001**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH SIPKIN **(212) – 571 – 0064**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MALONE BAILEY, LLP

9801 WESTHEIMER RD., SUITE 1100 **HOUSTON** **TX** **77042**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

DO 3/20/14

OATH OR AFFIRMATION

I, ***PETER HORACEK***, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***FINANCIAL PRODUCTS, LLC as of Dec 31, 2013***, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X Peter Horacek
Signature

President
Title

X Susan E Horacek
Notary Public

SUSAN E. HORACEK
Notary Public, State of New York
No. 01HO6046998
Qualified in Nassau County
Commission Expires August 21, 2014

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FINANCIAL PRODUCT, LLC

DECEMBER 31, 2013

INDEX

malonebailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITOR'S REPORT

To the Members of
Financial Products, LLC

We have audited the accompanying statement of financial condition of Financial Products, LLC, (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Financial Products, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Malone Bailey, LLP

February 25, 2014

9801 Westheimer Road, Suite 1100 · Houston, Texas 77042 · 713.343.4200
10350 Richmond Avenue, Suite 800 · Houston, Texas 77042 · 713.343.4200
15 Maiden Lane, Suite 1002 · New York, New York 10038 · 212.406.7272
#0906 Block A North Tower, SOHO Shangdu No. 8, Dongdaqiao Road · Chaoyang District, Beijing P.R. China 100020 · 86.010.5869.9192
Coastal City (West Tower), Hai De San Dao #1502 · Nanshan District, Shenzhen P.R. China 518054 · 86.755.8627.8690
www.malonebailey.com

NEXIA INTERNATIONAL

FINANCIAL PRODUCTS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS	
Cash and cash equivalents	$ 257,406
Accounts receivable	95,614
Equipment and leasehold improvements, net of accumulated depreciation of $25,756 (Notes 2e and 3)	12,249
Other assets	22,011
Total assets	$ 387,280
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 78,193
Total liabilities	78,193
Commitments and Contingencies (Note 4)	
Capital (Note 5)	309,087
Total liabilities and members' equity	$ 387,280

CONFIDENTIAL TREATMENT REQUIRED

The accompanying notes are an integral part of this statement.

FINANCIAL PRODUCTS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 1- Nature of Business

Financial Products, LLC, (the Company"), a Limited Liability Company, is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The company acts as a wholesaler and markets/distributes securities to other broker dealers.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
The Company recognizes revenue from the sales of the financial products when earned

b) ***Cash and Cash Equivalents***
The Company considers money market funds to be cash. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. For money market funds, no insurance is provided. All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

c) ***Income Taxes***
Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable.

d) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

e) ***Property and Equipment***
Property and equipment are depreciated on the straight-line method over an estimated useful life of five years.

Leasehold improvements are recorded at cost and are amortized in accordance with the straight-line method over the length of the lease.

Note 2 Summary of Significant Accounting Policies (continued)

f) ***Subsequent Events***

The Company has evaluated events and transactions that occurred between December 31, 2013 and February 24, 2014, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

g) ***Accounts Receivable***

Accounts receivable represent valid claims against customers and are recognized when services are rendered. We extend credit terms to certain customers based On historical dealings and to other customers after review of various credit indicators, including the customer's credit rating. Outstanding customer receivable balances are regularly reviewed for possible non-payment indicators and allowances for doubtful accounts are recorded based upon management's estimate of collectability at the time of the review. Accounts receivable are written off when the count is deemed uncollectible.

Note 3- Furniture, Equipment and Leasehold Improvements

Major classifications of property and equipment, as of December 31, 2013 are summarized as follows:

Furniture and Equipment	$26,449
Leasehold Improvements	11,556
	38,005
Less: Accumulated depreciation	25,756
	$12,249

Note 4- Commitments and Contingencies

Office Lease

The Company leases office space pursuant to a lease agreement expiring October 31, 2018. Rental payments plus escalation for real estate taxes, are payable monthly. The Company's minimum rental commitments over the next five years are as follows:

Year	Amount
2014	$50,721
2015	$52,315
2016	$53,870
2017	$55,431
2018	$47,336

FINANCIAL PRODUCTS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 5- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2013, the Company's net capital of $238,067 was $232,854 in excess of its required net capital of $5,213. The Company's net capital ratio was 32.84%.

A copy of the Firm's Statement of Financial Condition as of December 31, 2013, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

maloneBailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

To the Members of
Financial Products, LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Financial Products, LLC. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no material differences; and
2. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no material differences;
3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedule and working papers supporting the adjustments noting no material differences; and
4. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9801 Westheimer Road, Suite 1100 · Houston, Texas 77042 · 713.343.4200
15 Maiden Lane, Suite 1002 · New York, New York 10038 · 212.406.7272
#0906 Block A North Tower, SOHO Shangdu No. 8, Dongdaqiao Road · Chaoyang District, Beijing P.R. China 100020 · 86.010.5869.9192
Coastal City (West Tower), Hai De San Dao #1502 · Nanshan District, Shenzhen P.R. China 518054 · 86.755.8627.8690
www.malonebailey.com

NEXIA INTERNATIONAL

To the Members of
Financial Products, LLC
New York, New York

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Malone Bailey, LLP

February 24, 2014